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                                                                  EXHIBIT 99.3



                            [HIGHFIELDS LETTERHEAD]

January 16, 2002

BY FACSIMILE (514) 982-7677

Computershare Trust Company of Canada, as successor in interest to Montreal Trust Company of Canada
1800 McGill College Avenue
5th Floor
Montreal, Quebec H3A 3K9
Attention: Corporate Trust Services
Attn:  Ms. Toni DeLuca, Administrator

Ladies and Gentlemen:

Reference is made to that certain Unit Indenture by and among Telesystem International Wireless Inc. (the "Company"), ClearWave N.V. ("ClearWave") and Montreal Trust Company of Canada, dated as of January 15, 2001 (the "Unit Indenture"), providing for the issue of units of the Corporation (the "Units"), each consisting of one Class A subordinate voting share of ClearWave and one option to purchase one subordinate voting share, without par value (the "Subordinate Shares") of the Company by surrender of the Unit. All capitalized terms used herein and not defined shall have the meaning ascribed thereto in the Unit Indenture.

On November 29, 2001 the Company announced a plan to recapitalize and restructure certain of its securities (the "Recapitalization Plan") which included, among other things, a tender offer to purchase outstanding Units in exchange for Subordinate Shares that commenced on December 11, 2001 (the "Units Offer"). The Units Offer is scheduled to expire on January 21, 2002.

In a series of letters we have delivered to the Company and its Board of Directors (each of which are attached hereto), we have outlined our objections to the Recapitalization Plan and have indicated our intention to undertake actions in order to halt the implementation of certain steps of the Recapitalization Plan.

The undersigned, on behalf of (i) Highfields Capital I LP, being the holder of an aggregate of 409,582 Units, representing approximately 0.89% of the issued and outstanding Units, (ii) Highfields Capital II LP, being the holder of 859,447 Units, representing approximately 1.87% of the issued and outstanding Units and (iii) Highfields Capital Ltd., being the holder of 3,186,170 Units representing approximately 6.95% of the issued and outstanding Units, does hereby request, pursuant to Section 2.6.6 of the Unit Indenture, to make immediate inspection of the Unit Register. The Unit Register should be transmitted to the attention of the undersigned by telefacsimile at (617) 857-7501.
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In addition, we are convinced there is a need for Unitholders to have a forum to discuss and deliberate the significance of the Recapitalization Plan (including the Units Offer), its ultimate impact on the Units, and possible alternatives available to the holders of Units to prevent the Recapitalization Plan as currently contemplated. Accordingly, the undersigned hereby demands, on behalf of itself and other similarly situated Unitholders, that the Unit Agent, in recognition of its obligations to the Unitholders under Article 11 and pursuant to Section 9.1 of the Unit Indenture, convene a meeting of the Unitholders, in each case as more specifically provided in the Unit Indenture.

We are of the opinion that the Unitholders may suffer severe and irreparable losses as a result of the Recapitalization Plan and request that the Unit Agent take the actions demanded herein. Please contact the undersigned at (617) 857-7510 if you have any questions. Kindly note that time is of the essence concerning the requests herein.

                                    Sincerely,

                                    /s/ Richard L. Grubman
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                                    Richard L. Grubman